NDS Group Holdings Limited

One London Road

Staines, Middlesex, United Kingdom

TW18 4EX

February 20, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director Matthew Crispino, Staff Attorney

Re:	NDS Group Holdings Limited Registration Statement on Form F-1 Filed February 15, 2012 File No. 333-178618 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, NDS Group Holdings Limited (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form F-1 (Registration No. 333-178618), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on December 19, 2011.

The Company has determined not to pursue the initial public offering to which the Registration Statement relates, since it has been acquired by a wholly-owned subsidiary of Cisco Systems, Inc., a California corporation. The Company confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, the Company requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at NDS Group Holdings Limited, One London Road, Staines, Middlesex, United Kingdom TW18 4EX, Attn: Legal Department, with copies to NDS Group Holdings Limited, c/o Cisco Systems, Inc., SJC10/5/3, 170 West Tasman Drive, San Jose, California 95134, Attn: Evan Sloves, and Fenwick & West LLP, 801 California Street, Mountain View, California 94041, Attn: Daniel J. Winnike.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Daniel J. Winnike at (650) 335-7657 or dwinnike@fenwick.com.

Sincerely,

NDS Group Holdings Limited

By:	/s/ Massimo Lucchina
Name:	Massimo Lucchina
Title:	Director

cc:	Via Email

Stacy J. Kanter, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Matthew Crispino, Staff Attorney

Securities and Exchange Commission